DAIWA

台和商事控股有限公司

DAIWA ASSOCIATE HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

By Registered air-mail

Exemption No. 82-4402

15 July 2005

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Room 3099
Office of International Corporate Finance
Mail Stop 3-7
Washington D.C. 20549
USA

Dear Sirs

Daiwa Associate Holdings Ltd - Announcement of Financial Results 2004/2005
Exemption No. 82-4402

On behalf of Daiwa Associate Holdings Limited, a company incorporated in Bermuda and listed in Hong Kong, we are furnishing herewith the document described below pursuant to Rule 12g3-2(b) under the Securities Exchange Act 1934.

The Company's Announcement regarding its consolidated annual results for the year ended 31 March 2005 published in the *China Daily* (in the English version), and the *Hong Kong Economic Times* (in the Chinese version).

The Chinese version of the announcement substantially restates the information appearing elsewhere in English.

We would appreciate your acknowledging receipt of the foregoing by stamping and returning the enclosed copy of this letter.

Yours truly
On behalf of the Board
Daiwa Associate Holdings Limited

dlw 7/25

Mary LEUNG
Company Secretary
Enc

c.c. Ms Kammy Yuen – BNY Hong Kong Office by fax : (852) 2877 0863

11/F, BLOCK G, EAST SUN INDUSTRIAL CENTRE, 16 SHING YIP STREET, KWUN TONG, KOWLOON, HONG KONG.
香港九龍官塘成業街16號怡生工業中心G座11字樓
TEL: (852) 2341 3351
FAX: (852) 2797 8275
E-mail: daiwa@daiwahk.com

DAIWA ASSOCIATE HOLDINGS LIMITED

(incorporated in Bermuda with limited liability)
(Stock code: 1037)

RESULTS FOR THE YEAR ENDED 31 MARCH 2005

On behalf of Daiwa Associate Holdings Limited, I would like to present to shareholders the Group's audited report for the year ended 31 March 2005.

I am taking this opportunity to express our gratitude to the Group's staff for their contributions enabling the Group to work through a tough business environment and securing an encouraging performance for the preceding year.

RESULTS AND DIVIDEND

Turnover of the Group for the year ended 31 March 2005 is HK$1,225.8 million (2004: HK$841.6 million), which representing an increase of 45.7% from that of the previous fiscal year.

The Group has recorded an operation profit of HK$24.6 million for the year ended 31 March 2005 (2004: HK$16.4 million), an increase of 50% from the year of 2004. The consolidated net profit after taxation and minority interests is HK$20.4 million (2004: HK$14.5 million) represents a growth of 40.7% from last reported years. The basic earnings per share is HK 9.60 cents (2004: HK 9.13 cents). The Board of Directors has recommended a final dividend of HK 2 cents per ordinary share payable to shareholders whose names appear on the Register of Members of the Company on 12 August 2005. Subject to the shareholders' approval at the forthcoming annual general meeting, the dividend will be payable on 12 September 2005. During this year, the Group announced an interim dividend of HK 1 cent per ordinary share with Warrant Alternative of 1 warrant for every 5 ordinary shares. As a result, cash interim dividend amounted to HK$1.2 million and 28,843,209 warrants were distributed.

LIQUIDITY AND FINANCIAL RESOURCES

At 31 March 2005, the Group's net current assets amounted to HK$186.1 million and the shareholders' funds were HK$347.2 million (2004: HK$280.1 million). The total bank loan and finance lease was 71.8 million and the gearing ratio which is defined as total borrowings, excluding minority interests and deferred taxation to shareholders' funds, was 0.21. The year-end cash and bank balances were HK$65 million.

At 31 March 2005, total available banking facilities of the Group were approximately HK$181 million, of which HK$94 million was available for use. Finance lease obligations outstanding on the same date amounted to HK$8.9 million.

The Group's assets are mostly financed by shareholders' funds, trade payables, finance lease and bank borrowings. While a medium term bank borrowing is repayable by instalments within two years, trade payables and bank borrowings are repayable within one year. The borrowings, cash and cash equivalents mainly denominated in Hong Kong dollars, US dollars or Renminbi. Facing the fluctuation of exchange rates during the year, the Group has engaged in foreign currency forward contracts with banks to hedge certain foreign currency trade payables to control the risk in foreign currency transactions. The Group also monitors the mix of the borrowings, trade payable and cash and cash equivalents relating to these currencies to minimize the effect of the finance cost and exchange risk. The Group's borrowings are bearing interest at floating rates.

At the end of September 2004, the Group completed a right issue of 105,873,066 Right Shares at a price of HK$0.45 each. After deduction of related expenses, HK$47,000,000 was raised from the right issue to finance the acquisition of Elite Century Holdings Limited, a company mainly engaged in the distribution of computer products and accessories in Canada. Goodwill arisen from this acquisition was about HK$26 million. This acquisition enables the Group to develop the digital product market in North America and benefits the Group from the enlarged product and market mix. The shareholders' equity and total net assets have been strengthened that enhances the Group's ability to raise further funds by external debts.

The Group declared a cash dividend with Alternative Warrants of 1 Warrant for every 5 ordinary shares in the interim result announcement. The initial subscription price for one ordinary share is HK$0.50 and the warrants are valid from 25 February 2005 to 24 February 2008. At the end of February 2005, the Group in result issued 28,843,209 warrants as an alternative of cash interim dividend. If the warrants are fully exercised, there will be additional funds of HK$14.4 million which will facilitate the Group's future investment.

Both distribution and manufacturing businesses continue their expansions. Turnover in the reported year was increased and inventory

CONSOLIDATED PROFIT AND LOSS ACCOUNT
For the year ended 31 March 2005

	Note	2005 *HK$'000*	2004 *HK$'000*
Turnover	2	1,225,840	841,606
Cost of sales		(1,082,517)	(727,632)
Gross profit		143,323	113,974
Other revenue		756	1,833
Selling and distribution expenses		(25,955)	(25,524)
General and administrative expenses		(93,494)	(73,863)
Operating profit	3	24,630	16,420
Finance costs		(1,194)	(1,074)
Share of losses of jointly controlled entities		(19)	(160)
Profit before taxation		23,417	15,186
Taxation	4	(3,028)	(1,924)
Profit after taxation		20,389	13,262
Minority interests		49	1,240
Profit attributable to shareholders		20,438	14,502
Dividends	5	8,098	3,970
Earnings per share			
— Basic	6	HK9.60 cents	HK9.13 cents
— Diluted	6	HK9.57 cents	HK9.13 cents

Notes:

1. **Basis of preparation**

   The accounts have been prepared in accordance with accounting principles generally accepted in Hong Kong and comply with accounting standards issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA"). They have been prepared under the historical cost convention.

2. **Turnover, Revenues and Segment Information**

   Analysis of the Group's turnover and results by business segments and geographical segments is as follows:

   (a) ***Primary reporting format — business segments:***

	Manufacturing and distribution of electronic components		Manufacturing services for electronic products		Personal computer and digital products distribution and manufacturing		Eliminations		Group	
	2005 *HK$'000*	2004 *HK$'000*	2005 *HK$'000*	2004 *HK$'000*	2005 *HK$'000*	2004 *HK$'000*	2005 *HK$'000*	2004 *HK$'000*	2005 *HK$'000*	2004 *HK$'000*
Turnover										
External sales	611,938	530,126	439,527	311,480	174,375	—				
Inter-segment sales	6,702	2,796	90	266	—	—	(6,792)	(3,062)		
	618,640	532,922	439,617	311,746	174,375	—	(6,792)	(3,062)	1,225,840	841,606
Segment results	9,872	5,873	11,773	10,547	2,985				24,630	16,420
Finance costs									(1,194)	(1,074)
Share of losses of jointly controlled entities									(19)	(160)
									(3,028)	(1,924)

The borrowings, cash and cash equivalents mainly denominated in Hong Kong dollars, US dollars or Renminbi. Facing the fluctuation of exchange rates during the year, the Group has engaged in foreign currency forward contracts with banks to hedge certain foreign currency trade payables to control the risk in foreign currency transactions. The Group also monitors the mix of the borrowings, trade payable and cash and cash equivalents relating to these currencies to minimize the effect of the finance cost and exchange risk. The Group's borrowings are bearing interest at floating rates.

At the end of September 2004, the Group completed a right issue of 105,873,066 Right Shares at a price of HK$0.45 each. After deduction of related expenses, HK$47,000,000 was raised from the right issue to finance the acquisition of Elite Century Holdings Limited, a company mainly engaged in the distribution of computer products and accessories in Canada. Goodwill arisen from this acquisition was about HK$26 million. This acquisition enables the Group to develop the digital product market in North America and benefits the Group from the enlarged product and market mix. The shareholders' equity and total net assets have been strengthened that enhances the Group's ability to raise further funds by external debts.

The Group declared a cash dividend with Alternative Warrants of 1 Warrant for every 5 ordinary shares in the interim result announcement. The initial subscription price for one ordinary share is HK$0.50 and the warrants are valid from 25 February 2005 to 24 February 2008. At the end of February 2005, the Group in result issued 28,843,209 warrants as an alternative of cash interim dividend. If the warrants are fully exercised, there will be additional funds of HK$14.4 million which will facilitate the Group's future investment.

Both distribution and manufacturing businesses continue their expansions. Turnover in the reported year was increased and inventory level was relatively increased to HK$188.1 million (2004: HK$131.2 million). The management is pleased to keep the average stock turnover controlled to below 60 stock turnover days.

BUSINESS REVIEW AND PROSPECT

The Group is engaged in three major businesses, namely:

— EMS (Contract Electronic Manufacturing Services), OEM and ODM business

— Electronic Components — Distribution and Manufacturing

— Personal Computer and Digital Products — Distribution and Manufacturing

EMS (Contract Electronic Manufacturing Service), OEM and ODM

Business of EMS, OEM and ODM in the reported year is encouraging and challenging. Turnover for this sector recorded a substantial increased by 41.1% to HK$439.5 million for the reported year (2004: HK$311.5 million) when compared with last year.

EMS

The EMS manufacturing business has performed another successful year. The turnover of this sector was $217.4 million, which represents a growth of 21.6% (2004: HK$178.8 million) when compared with last reported year.

As Electronic Manufacturing Services is one of the Group's major businesses, the Group has focused on the continuous improvement on the management and quality system to cope with the time and quality demanding products. By the installation of up-to-day machineries, the Group is capable to handle more high precision products. In the reported year, the EMS workshops were awarded the ISO14001 and ANSI/ESD S20.20 quality certifications. Together with the previous certified ISO9001 and QS9000 qualifications, the quality system of the EMS workshops can cater for most customers with critical quality requirements.

OEM and ODM

In the reported year, the OEM and ODM manufacturing business of consumer electronic products has a leap of growth. With the contribution from new customers of the massive merchants, turnover of this sector grew to $222.1 million, which represents a remarkable increase of 67.3% when compared with the last reported year (2004: HK$132.7 million).

The Group has long maintained steady business in middle price consumer electronic products with fair gross profit margin. With over two decades of experience in OEM and ODM business, the Group successfully gained new customers in supplying to Mega-stores of USA and Europe. To change the management system from medium batches of high quality custom design production to low profit margin massive quantity and standard production, the Group paid considerable cost in management adjustments which adversely affected the operating profit of this sector in the second half of this fiscal year. After efficient re-engineering of management system, the Group is happy to see that the cost of production is being controlled to the break-even level. To further lower down the cost of production, the sector will move to its new factory site in HeYuen, PRC. The management believes that the business would have an aggressive contribution to the Group in the near future.

Electronic Components — Distribution and Manufacturing

The results of distribution and manufacturing of electronic components for the year is satisfactory. The turnover was HK$611.9 million, representing a growth of 15.4% when compared with last reported year (2004: HK$530.1 million). The operating profit greatly increased to HK$9.9 million (2004: HK$5.9 million).

Electronic Components Distribution

The turnover of this sector was HK$474.9 million which represented an increase of 10.9% (2004: HK$428.1 million) from last reported year.

In this reported year, demand for electronic components grew steadily. The Group had successfully signed authorized distributorship with three electronic components manufacturer namely Chino-Excel Technology Corp. (CET), Elan Microelectronics Corp.(ELAN) and MCS Logic Ltd. (MCS Logic). Being one of the leading authorized distributor for Toshiba, Panasonic, On-semiconductor, Lite-on, Arnold Magnetic in Hong Kong and China, the Group distributes series of electronic components and semi-conductors with wide range of application such as audio and video products, CD products, electronic toys, power supplies, household appliances, air-conditioners and most of the consumer electronics.

The sales offices in Shenzhen, Shanghai and Beijing performed well. After years of experience and market development, these PRC sales offices are well established. Other than acting as auxiliary offices to and provision of logistic support for Hong Kong head office, these PRC offices have extended their business scope to develop and explore markets in local regions. As a result, they have gained significant new oppportunites as well as good profit contribution to the Group. Shenzhen office now is also an important liaison station between Hong Kong sales teams and its customers who have moved their operation base into Guangdong region.

Electronic Components Manufacturing

Manufacturing of electronic components is under keen competition in the reported years. By the joint devotion of sales teams and manufacturing teams, turnover of Electronic Component Manufacturing was HK$137 million (2004: HK$102 million), which represents an increase of 34.3% when compared with the same period of last reported year.

standards issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA"). They have been prepared under the historical cost convention.

2. **Turnover, Revenues and Segment Information**

Analysis of the Group's turnover and results by business segments and geographical segments is as follows:

(a) ***Primary reporting format — business segments:***

	Manufacturing and distribution of electronic components		Manufacturing services for electronic products		Personal computer and digital products distribution and manufacturing		Eliminations		Group	
	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Turnover										
External sales	611,938	530,126	439,527	311,480	174,375	—				
Inter-segment sales	6,702	2,796	90	266	—	—	(6,792)	(3,062)		
	618,640	532,922	439,617	311,746	174,375	—	(6,792)	(3,062)	1,225,840	841,606
Segment results	9,872	5,873	11,773	10,547	2,985				24,630	16,420
Finance costs									(1,194)	(1,074)
Share of losses of jointly controlled entities									(19)	(160)
Taxation									(3,028)	(1,924)
Minority interests									49	1,240
Profit attributable to shareholders									20,438	14,502
Assets										
Segment assets	263,353	255,105	226,902	180,079	77,350				567,605	435,184
Unallocated assets									38,530	38,309
Total assets									606,135	473,493
Liabilities										
Segment liabilities	107,030	116,217	116,763	71,044	24,827				248,620	187,261
Unallocated liabilities									9,662	5,446
Total liabilities									258,282	192,707
Other information										
Capital expenditure	13,161	8,081	18,321	11,977	2,047				33,529	20,058
Depreciation, amortisation and impairments	7,440	7,884	6,121	8,045	1,563				15,124	15,929

(b) ***Secondary reporting format — geographical segments:***

	Turnover		Capital expenditure		Total assets	
	2005	2004	2005	2004	2005	2004
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Hong Kong and Mainland China	580,396	536,690	31,482	20,058	528,621	473,493
North America	372,544	107,610	2,047	—	77,514	—
Europe	105,705	78,200	—	—	—	—
Japan	152,931	111,576	—	—	—	—
Other Asian countries	14,264	7,530	—	—	—	—
	1,225,840	841,606	33,529	20,058	606,135	473,493

3. **Operating Profit**

Operating profit is stated after crediting and charging the following:

	2005	2004
	HK$'000	*HK$'000*
Crediting —		
Gain on disposal of fixed assets	50	—
Write-back of provision for inventory loss	254	—
Charging —		
Staff costs (including of directors' emoluments)	95,659	69,585
Operating lease rental in respect of office premises	3,750	1,628
Depreciation		
— owned fixed assets	11,531	12,641
— fixed assets held under finance leases	2,251	923
Loss on disposal of fixed assets	—	641
Amortisation and impairment loss of goodwill (included in general and administrative expenses)	1,342	2,365
Provision for bad and doubtful debts	3,189	621
Provision for inventory losses	—	3,572
Auditors' remuneration	1,110	750

4. **Taxation**

The Company is exempted from taxation in Bermuda. Hong Kong profits tax has been provided at the rate of 17.5% (2004: 17.5%) on the estimated assessable profits arising in or derived from Hong Kong. Mainland China enterprise income tax and Canada income tax are calculated at the rates applicable to the respective subsidiaries.

	2005	2004
	HK$'000	*HK$'000*
Current taxation:		
Hong Kong profits tax		
— Current year	1,600	2,310
— Over provision in previous years	(259)	(217)
Mainland China enterprise income tax	666	590
Canada income tax	1,136	—
Deferred taxation relating to the origination and reversal of temporary differences	(115)	(1,171)
Deferred taxation resulting from an increase in tax rate	—	412
	3,028	1,924

5. **Dividends**

	2005	2004
	HK$'000	*HK$'000*

and most of the consumer electronics.

The sales offices in Shenzhen, Shanghai and Beijing performed well. After years of experience and market development, these PRC sales offices are well established. Other than acting as auxiliary offices to and provision of logistic support for Hong Kong head office, these PRC offices have extended their business scope to develop and explore markets in local regions. As a result, they have gained significant new oppportunites as well as good profit contribution to the Group. Shenzhen office now is also an important liaison station between Hong Kong sales teams and its customers who have moved their operation base into Guangdong region.

Electronic Components Manufacturing

Manufacturing of electronic components is under keen competition in the reported years. By the joint devotion of sales teams and manufacturing teams, turnover of Electronic Component Manufacturing was HK$137 million (2004: HK$102 million), which represents an increase of 34.3% when compared with the same period of last reported year.

Diodes and Transistors

The Group manufactures and markets Diodes and Transistors under the Group's trademark "COS". Products manufactured includes epoxy encapsulated TO92, SOT23 and DO41 Transistors and Diodes, glass sealed DO35, DO34 and mini-MELF diodes.

Turnover of Diodes was increased by 33.8% when compared with last reported year. Sales performance of Diodes in the reported year achieved satisfactory growth with a slightly drop in gross profit percentage. Manufacturing of glass sealed DO35, DO34 and mini-MELF diodes was increased to monthly capacity of 120 million pieces. In addition, the Group has been qualified by STM (SGS-Thompson Microelectronics) to produce DO35 and Mini-MELF packages for the company which brings further knowledge in quality and technologies.

The Group has also installed new DO41 diode production facilities in the reported year in Yun-fu factory and has enlarged the total capacity of this package by 50% to 70 million pieces per month.

Demand for TO92 and SOT23 in the reported year recovered quickly. Turnover for the reported year increased significantly by 130% from last reported year. The gross profit contribution also increased by more than 200%.

Wire and harnesses

Turnover of this sector grew by of 22.7% from last reported year. This sector has been under great pressure of increasing material cost including copper wire and plastic resin. Management of this sector has executed careful cost control and pricing policy during the year but yet, profit contribution of this sector was negative.

Personal Computer and Digital Products — Distribution and Manufacturing

The Group has recently acquired a company, Elite Century Holdings Limited and its subsidiaries that mainly distribute computer products and accessories under the trade name "Daiwa" in Canada ("Daiwa Canada"). As the acquisition was completed at the end of September 2004, operating result of second half year was incorporated in the reported financial year. The business of this sector was steady during the period. As Daiwa Canada had been involved in computer business for 14 years, it has established close relation with suppliers and has maintained good sales network as well as good market penetrations throughout Canada. Daiwa Canada is the authorized distributor of renown brand names of PC products such as MSI (Microstar), ECS, KDS, SMC, Thermaltake, Mercury and GVC. Daiwa Canada is also an associate distributor of Microsoft and business partner of Intel, AMD, Epson, Netgear and HP. After joining the Group, this sector began to develop supplier chain in PRC and also started to market the Group's digital consumer products in Canada. The acquisition enables a good synergy to merge the Group's manufacturing capability and Daiwa Canada's sales network.

Employees

At 31 March 2005, the Group employed a total of approximately 6,000 employees of which 120 were Hong Kong based and 80 were employee in Canada. Most of the others were PRC employees in different production sites. Sales personnel are remunerated by salaries and incentives in accordance with the achievement of their sales target. General staff are offered year-end discretionary bonuses, which are based on the divisional profit and individual appraisals. The Group also provides a Mandatory Provident Fund and medical benefits to all Hong Kong employees. During the reported period, no share options were granted to employees.

FUTURE PROSPECT

The EMS business of the Group is still developing. The Group gains good recognition from customers in Japan and Europe. Business in this sector will have a considerable growth in the coming year. The Group has also gained new SMD production facilities from customer on consignment basis and further enables the Group's production capability with minimum capital investment.

The Group has acquired a land in Heyuan, PRC of usable area 200,000 sq. meters which provides a sizable site for future development of factory area. In order to minimize the impact of electricity and labor shortage in Dongguan area, two blocks of new factory buildings have been built in this site. Production in these two new blocks will commence in August of this year. The site will be assigned as the production base of massive merchant consumer products. Other than standard electronic production facilities, a new plastic injection *factory will also be set up to provide most of the outsourcing plastic parts to the Group, The Group is confident that labor cost, power* cost and material costs will be reduced and such cost reductions will enable the Group to be in a distinct position among competitors.

The new Digital Team which the Group set up last year has already performed successfully in designing MP3 products and USB memory drives. The strong product design, software and hardware team has already created good attractions from sizable customers.

In the Distribution of electronic components sector, the Group continues to expand and strengthen existing sales teams to explore more new market opportunity in PRC. The signing of distributorship of new brands of electronic components will further enhance the Group's total solution services to customers. The Group also starts to enter into the distribution of Flash Memories and Digital Components since last fiscal year and expects that the Group can share the benefit of fast market in this sector.

The management believes that the coming year will be another bright year of the Group.

	2005 *HK$'000*	2004 *HK$'000*
Current taxation:		
Hong Kong profits tax		
— Current year	1,600	2,310
— Over provision in previous years	(259)	(217)
Mainland China enterprise income tax	666	590
Canada income tax	1,136	—
Deferred taxation relating to the origination and reversal of temporary differences	(115)	(1,171)
Deferred taxation resulting from an increase in tax rate	—	412
	3,028	1,924

5. **Dividends**

	2005 *HK$'000*	2004 *HK$'000*
Interim of HK$0.01 (2004: HK$0.015) per share	2,647	2,382
Final of HK$0.02 (2004: HK$0.01) per share	5,451	1,588
	8,098	3,970

6. **Earnings per share**

The calculation of basic and diluted earnings per share are based on the Group's consolidated profit attributable to shareholders of HK$20,438,000 (2004: HK$14,502,000).

The basic earnings per share is based on the weighted average of approximately 212,825,646 shares in issue during the year (2004: 158,810,000 shares). The diluted earnings per share is based on approximately 213,515,581 shares (2004: 158,810,000 shares), which is the weighted average number of shares in issue during the year plus the weighted average of 689,935 share (2004: nil) deemed to be issued at no consideration if all outstanding share warrants had been exercised.

7. **Consolidated statement of changes in equity**

	2005 *HK$'000*	2004 *HK$'000*
Balance as at beginning of year	280,110	270,345
Profit attributable to shareholders	20,438	14,502
Translation adjustments	1,787	27
Dividends	(4,235)	(4,764)
Issue of warrants	1,442	—
Net proceeds from issue of shares	47,684	—
Balance as at end of year	347,226	280,110

CLOSURE OF REGISTER OF MEMBERS

The Register of Members of the Company will be closed from Friday, 12 August 2005 to Thursday, 18 August 2005, both days inclusive, during which period no transfer of shares can be registered. In order to qualify for the final dividend, all properly completed transfer forms accompanied by relevant share certificates must be lodged with Abacus Share Registrars Limited, G/F, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong, for registration not later than 4:00 p.m. on Thursday, 11 August 2005.

COMPLIANCE WITH THE CODE OF BEST PRACTICE OF THE LISTING RULES

The Directors of the Company confirmed that they are not aware of any information which would reasonably indicate that the Company is not, or was not in compliance with the Code of Best Practice, as set out in Appendix 14 of the Listing Rules (in force prior to 1 January 2005), at any time during the year ended 31 March 2005 except for not specifying the terms of appointment of independent non-executive directors.

According to the bye-laws of the Company, independent non-executive directors are subject to retirement by rotation and re-election at the annual general meeting.

COMPLIANCE WITH THE MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS

The Company has adopted the Model Code as set out in Appendix 10 of the Listing Rules as its code of conduct regarding directors' securities transactions. Having made specific enquiry of all directors, the directors have confirmed compliance with the required standard set out in the Model Code as provided in Appendix 10 of the Listing Rules for the year ended 31 March 2005.

AUDIT COMMITTEE

The written terms of reference which describe the authority and duties of the Audit Committee were prepared and adopted with reference to "A Guide for the Formation of An Audit Committee" published by the Hong Kong Institute of Certified Public Accountants. Audit Committee provides an important link between the Board and the company's auditors in matters coming within the scope of the group audit. It also reviews the effectiveness of both the internal audit and of internal controls and risk evaluation. The Committee comprises three independent non-executive directors, namely Mr. Barry John BUTTIFANT, Mr. CHOI Yuk Fan and Mr. LIU Ngai Wing. Two meetings were held during the current financial year.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

Neither the Company nor any of its subsidiaries purchased, sold and redeemed any of the Company's listed securities during the six months ended 31 March 2005.

PUBLICATION OF FURTHER INFORMATION ON THE STOCK EXCHANGE'S WEBSITE

A detailed results announcement containing the information required by paragraph 45(1) to 45(3) of Appendix 16 to the Listing Rules will be published on the website of the Stock Exchange in due course.

By order of the Board
LAU TAK WAN
President

Hong Kong, 14 July 2005

As at the date of this announcement, the board of directors of the Company comprises Mr. Lau Tak Wan, Mr. Wan Chor Fai, Mr. Mak Hon Kai, Stanly, and Ms. Chan Yuen Mei, Pinky as executive Directors and Mr. Barry John Buttifant, Mr. Liu Ngai Wing and Mr. Choi Yuk Fan as independent non-executive Directors.